EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

September 15, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Christopher Edwards, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed September 15, 2020
File No: 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Post-Qualification Amendment No. 1 (the “Amendment”) to the captioned Offering Statement on Form 1-A which was originally qualified on March 20, 2020, for the registration of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The purpose of the Amendment is to extend the offering period until June 30, 2021 and to provide a description of recent business developments. The Company’s marketing efforts for the offering were negatively impacted by the Covid-19 pandemic. Accordingly, the Company is extending the offering period to make up for several months during which it was substantially unable to conduct the offering as originally planned. No other changes to the terms of the offering are being made in the Amendment.

A courtesy copy of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Christopher Edwards, Esq.) in the review of the foregoing documents. Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or either me at (212) 451-2234, or Robert Gagne, of this firm, at (212) 451-2271.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Christopher Edwards, Esq.
Ms. Jeanne Bennett
Mr. Lorenzo Barracco